Exhibit 99.1

Qihoo 360 Reports Second Quarter 2014 Unaudited Financial Results

BEIJING, August 24, 2014 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter Financial Highlights[1]

•	Revenues were $317.9 million, a 109.6% increase from $151.7 million in the second quarter of 2013.

•	Net income attributable to Qihoo 360 was $39.1 million, compared to $33.0 million in the second quarter of 2013.

•	Non-GAAP net income attributable to Qihoo 360 (1) was $69.2 million, compared to $51.0 million in the second quarter of 2013.

•	Diluted earnings per ADS([2]) (“EPADS”) attributable to Qihoo 360 was $0.30, compared to $0.26 in the same period last year.

•	Non-GAAP diluted EPADS attributable to Qihoo 360 (1) was $0.50, compared to $0.40 in the same period last year.

Second Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached a record of 496 million in June 2014, compared to 461 million in June 2013(3).

•	User penetration of Qihoo 360’s PC-based products was 93.9% in June 2014, compared to 96% in June 2013(3).

•	Total smartphone users of Qihoo 360’s primary mobile security product (4) reached a record of 641 million in June 2014, compared to 338 million in June 2013(5).

•	Monthly active users of Qihoo 360’s PC browsers were 345 million in June 2014, compared to 330 million in June 2013(3).

•	User penetration of Qihoo 360’s PC browsers was 65.2% in June 2014, compared to 69% in June 2013(3).

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 128 million in the second quarter of 2014, compared to 114 million in the second quarter of 2013(5).

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 749 million in the second quarter of 2014, compared to 590 million in the second quarter of 2013(5).

______________________

1 Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

2 American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

3 User and market penetration data is based on data from iResearch as of June 2014 and June 2013.

4 360 Mobile Safe is the Company’s primary mobile security product.

5 Company data as of June 2014 and June 2013.

“We delivered another quarter of strong growth and solid operational metrics,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “As we maintain our leadership position in key PC-related product categories, we are making a significant transition to the ever more-important mobile Internet market. The number of Chinese smartphone users of our key mobile security product, 360 Mobile Safe, reached 641 million in the second quarter, further strengthening our indisputable leadership position in Internet security in China. In addition, our Android-based app store, 360 Mobile Assistant, continues to lead the market with the largest Android app distribution market share. We intend to continue to invest significant resources in the fast-growing mobile Internet market for the foreseeable future.”

“A few days ago, our share of Internet search traffic reached over 30% according to third-party data, achieving our year-end target four months ahead of schedule. As we continue to claim higher market share in PC search, we intend to allocate significantly more resources to support product development and market penetration of our mobile search. Through continued product improvement and technological innovation, we believe we are in an excellent position to further grow our share of China’s search market in both PC and mobile traffic and revenue.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We are excited to see robust growth in key areas of our business. Online advertising grew 89% year-over-year, supported by strong contributions from both search and mobile monetization and deepening monetization of our user traffic. Internet value-added services continue to show strong momentum with revenue growth of 140%, driven by strength in PC games and a continued ramp-up in mobile games. Since we began monetizing our search and mobile products at the beginning of 2013 we have made significant progress, and are encouraged by the results. While search and mobile monetization are still in their early stages, we believe they represent a substantial long-term growth opportunity for our company. We will continue to make significant investments in the coming quarters to strengthen our brand and market position, and to improve our products and technology, particularly in mobile Internet-related areas. At the same time, we also intend to strengthen and expand our ecosystem through strategic partnerships and investments in the rapidly evolving industry landscape.”

Second Quarter 2014 Results

Revenues

Revenues were $317.9 million, representing an increase of 109.6% from $151.7 million in the second quarter of 2013 and an increase of 19.9% from $265.1 million in the first quarter of 2014. The robust year-over-year growth was due to strong performance in both online advertising and Internet value-added services, driven by continued ramp in search and mobile monetization, as well as strong user traffic growth and monetization.

Online advertising revenues were $171.3 million, up 89.0% from the same period last year and 22.3% from the prior quarter. The strong year-over-year increase was primarily driven by incremental contribution from search and mobile advertising and increased monetization of user activities on 360 Personalized Start-up Pages. Strong momentum in search and seasonal strength in advertising supported solid sequential growth.

Internet value-added service revenues, which are mainly derived from game platform operations, were $146.2 million, up 140.0% from the same period last year and 17.2% from the prior quarter. The robust year-over-year growth was mainly driven by the strong growth in both PC and mobile games. Other IVAS and game operations also drove healthy sequential growth.

Cost of Revenues

Cost of revenues were $66.6 million, compared to $17.8 million in the second quarter of 2013 and $50.4 million in the first quarter of 2014, representing increases of 273.3% and 32.2%, respectively.

Operating Expenses

Operating expenses were $208.3 million, compared to $97.2 million in the second quarter of 2013 and $175.1 million in the first quarter of 2014. Non-GAAP operating expenses(1) were $182.6 million, compared to $79.3 million in the second quarter of 2013 and $155.2 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses(1) were mainly driven by increased marketing and promotional expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as the Company continued to strengthen its brand and market position, and enhance its technology and product development capabilities in an increasingly competitive industry.

Operating Income

Operating income was $43.9 million, compared to $36.6 million in the second quarter of 2013 and $39.6 million in the prior quarter.

Non-GAAP operating income(1) was $69.7 million, compared to $54.5 million in the second quarter of 2013 and $59.5 million in the prior quarter.

Operating margin was 13.8%, compared to 24.1% in the second quarter of 2013 and 14.9% in the prior quarter.

Non-GAAP operating margin(1) was 21.9%, compared to 36.0% in the second quarter of 2013 and 22.5% in the prior quarter.

The year-over-year and sequential decline in non-GAAP operating margin(1) was mainly due to increased marketing and promotional expenses, personnel-related costs, and bandwidth and equipment depreciation expenses.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $39.1 million, compared to $33.0 million in the second quarter of 2013 and $49.1 million in the prior quarter.

Non-GAAP net income(1) attributable to Qihoo 360 was $69.2 million, compared to $51.0 million in the second quarter of 2013 and $73.3 million in the prior quarter.

Net Margin

Net margin was 12.3%, compared to 21.8% in the same period last year, and 18.5% in the prior quarter.

Non-GAAP net margin(1) was 21.8%, compared to 33.6% in the same period last year and 27.7% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the second quarter of 2014 was $0.30, and non-GAAP diluted EPADS(1) for the second quarter of 2014 was $0.50. The GAAP weighted average ADS(1) used in computing diluted EPADS was 131.9 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the second quarter of 2014 was $57.7 million, compared to $86.4 million in the same period last year and $100.5 million in the prior quarter. Cash capital expenditures were $41.4 million. As of June 30, 2014, the Company had cash and cash equivalents of $786.8 million.

Business Outlook

For the third quarter of 2014, the Company expects revenues to be between $360 million and $365 million, representing a year-over-year increase of 92% to 94% and quarter-over-quarter increase of 13% to 15%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on August 25, 2014 (7:30 p.m. Beijing time on August 25, 2014).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

International Dial In:	+65 6723 9381

Hong Kong Dial In:	+852-2475-0994

Passcode:	87291151

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on August 25, 2014 through 09:30 a.m. Eastern Time on September 2, 2014. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299

US Dial In:	+1 646-254-3697

Passcode:	87291151

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 25, 2014.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd. In China:
Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31,	June 30,
	2013	2014

ASSETS
Current assets:
Cash and cash equivalents	1,013,465	786,821
Restricted cash	2,368	3,705
Short-term investments	748	16,868
Accounts receivable (net of allowance for doubtful accounts of $145 and $160 as of December 31, 2013 and June 30, 2014, respectively)	54,598	93,142
Prepaid expenses and other current assets	83,409	154,591
Deferred tax assets – current	3,129	3,804
Total current assets	1,157,717	1,058,931
Property and equipment, net	163,864	197,987
Land use rights, net	75,698	73,010
Acquired intangible assets, net	17,248	41,889
Goodwill	29,509	211,931
Long-term investments	84,293	256,185
Other noncurrent assets	39,621	136,561
Deferred tax assets – noncurrent	946	975
TOTAL ASSETS	1,568,896	1,977,469
LIABILITIES
Current liabilities:
Short-term loan (including short-term loan of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd of $1,322 and $4,514 as of December 31, 2013 and June 30, 2014, respectively)	1,322	4,514
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $22,856 and $72,182 as of December 31, 2013 and June 30, 2014, respectively)	25,030	84,398
Accrued expenses and other current liabilities (including accruedexpenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $77,170 and $113,635 as of December 31, 2013 and June 30, 2014, respectively)	120,935	219,126
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $30,717 and $63,327 as of December 31, 2013 and June 30, 2014, respectively)	46,632	84,639
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,546 and $(485) as of December 31, 2013 and June 30, 2014, respectively)	14,679	13,486
Total current liabilities	208,598	406,163
Deferred tax liabilities – noncurrent	2,676	5,701
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $664 and $648 as of December 31, 2013 and June 30, 2014, respectively)	3,544	2,847
Long-term debt	600,000	600,000
TOTAL LIABILITIES	814,818	1,014,711
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	736,893	882,261
Noncontrolling interest	17,185	80,497
Total equity	754,078	962,758
TOTAL LIABILITIES AND EQUITY	1,568,896	1,977,469

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Income

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2013	June 30, 2014
Revenues:	151,666	265,142	317,914	261,543	583,056
Cost of revenues:	17,846	50,390	66,626	31,752	117,016
Subsidy income	-	-	920	3	920
Operating expenses:
Selling and marketing	23,997	68,733	84,907	51,059	153,640
General and administrative	12,918	21,766	22,511	24,813	44,277
Product and development	60,331	84,643	100,931	110,542	185,574
Total operating expenses	97,246	175,142	208,349	186,414	383,491

Income from operations	36,574	39,610	43,859	43,380	83,469
Interest income	1,778	4,920	4,999	3,215	9,919
Interest expenses	-	(4,315)	(4,462)	-	(8,777)
Other (expense) income	(79)	251	247	117	498
Exchange gain (loss)	1,424	(12,289)	564	1,785	(11,725)
Impairment loss on long-term investments	(1,301)	-	(1,956)	(1,301)	(1,956)
Gain on sales of short-term and long-term investments	-	27,652	8,445	-	36,097
Income before income tax expense and loss from equity method investments	38,396	55,829	51,696	47,196	107,525
Income tax expense	(4,278)	(5,889)	(10,991)	(6,495)	(16,880)
Loss on equity method investments	(905)	(2,018)	(3,730)	(1,926)	(5,748)
Net income	33,213	47,922	36,975	38,775	84,897

Less: Net (gain) loss attributable to noncontrolling interest	(216)	1,199	2,149	(227)	3,348

Net income attributable to Qihoo 360 Technology Co. Ltd	32,997	49,121	39,124	38,548	88,245

Net income per ordinary share-basic	0.18	0.27	0.21	0.22	0.48
Net income per ordinary share-diluted	0.17	0.25	0.20	0.20	0.45

Weighted average shares used in calculating net income per ordinary share- basic (in millions)	179	184	185	179	184
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)	191	197	198	190	198

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended
	June 30, 2013	June 30, 2014
Cash flows from operating activities:
Net income	33,213	36,975
Share-based compensation	17,962	25,798
Depreciation and amortization	9,694	19,705
Amortization of land use right	422	427
Loss on disposal of fixed assets	-	90
Loss on equity method investments	905	3,730
Impairment loss on long-term investments	1,301	1,956
Gain on sales of short-term and long-term investments	-	(8,445)
(Gain) loss resulting from nonoperating activities	(31)	48
Provision of allowance for doubtful accounts	36	125
Changes in operating assets and liabilities	22,870	(22,754)
Net cash provided by operating activities	86,372	57,655
Cash flows from investing activities:
Decrease (increase) in restricted cash	1,625	(3,370)
Purchase of property and equipment and intangible assets	(13,383)	(41,443)
Proceeds from disposal of property and equipment and intangible assets	-	19
Payment for short-term and long-term investments	(5,061)	(81,627)
Proceeds from sales of short-term and long-term investments	-	31,317
Dividend proceeds received by company	174	-
Net cash paid in connection with business acquisition	(483)	(74,989)
Net cash used in investing activities	(17,128)	(170,093)

Cash flows from financing activities:
Capital contribution from noncontrolling interest	3	-
Proceeds from exercise of share option	5,933	1,565
Payment for short-term loans	-	(4,075)

Net cash provided by (used in) financing activities	5,936	(2,510)

Effect of exchange rate changes	1,866	202
INCREASE (DECREASE) IN CASH	77,046	(114,746)
CASH, BEGINNING OF PERIOD	300,935	901,567
CASH, END OF PERIOD	377,981	786,821

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended June 30, 2013			Three Months Ended March 31, 2014				Three Months Ended June 30, 2014
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Adjustment (b)	Non-GAAP	GAAP	Adjustment(a)	Adjustment (b)	Non-GAAP

Operating expenses	$97,246	$(17,962)	$79,284	$175,142	$(19,932)		$155,210	$208,349	$(25,798)		$182,551

Income from operations	$36,574	$17,962	$54,536	$39,610	$19,932		$59,542	$43,859	$25,798		$69,657

Operating margin	24.1%		36.0%	14.9%			22.5%	13.8%			21.9%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$32,997	$17,962	$50,959	$49,121	$19,932	$4,279	$73,332	$39,124	$25,798	$4,325	$69,247

Net margin	21.8%		33.6%	18.5%			27.7%	12.3%			21.8%

Diluted earnings per ADS	$0.26		$0.40	$0.37			$0.54	$0.30			$0.50

	Six Months Ended June 30, 2013			Six Months Ended June 30, 2014
	GAAP	Adjustment(a)	Non-GAAP	GAAP	Adjustment(a)	Adjustment (b)	Non-GAAP

Operating expenses	$186,414	$(29,929)	$156,485	$383,491	$(45,730)		$337,761

Income from operations	$43,380	$29,929	$73,309	$83,469	$45,730		$129,199

Operating margin	16.6%		28.0%	14.3%			22.2%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$38,548	$29,929	$68,477	$88,245	$45,730	$8,604	$142,579

Net margin	14.7%		26.2%	15.1%			24.5%

Diluted earnings per ADS	$0.30		$0.54	$0.67			$1.04

(a): Adjustment to exclude the share-based compensation expense of each period.

(b): Adjustment to exclude the interest expense of Convertible Senior Notes of each period.